Jenkens & Gilchrist
	A PROFESSIONAL CORPORATION	CHICAGO, ILLINOIS
(312) 425-3900

	401 CONGRESS AVENUE	DALLAS, TEXAS
	SUITE 2500	(214) 855-4500
AUSTIN, TX 78701-3799
HOUSTON, TEXAS
(713) 951-3300
(512) 499-3800
Chet A. Fenimore	FACSIMILE (512) 499-3810	LOS ANGELES, CALIFORNIA
(512) 499-3818		(310) 820-8800
cfenimore@jenkens.com	www.jenkens.com
PASADENA, CALIFORNIA
(626) 578-7400

SAN ANTONIO, TEXAS
(210) 246-5000

WASHINGTON, D.C.
(202) 326-1500

September 14, 2005

Mr. Gregory Dundas

Senior Attorney

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 408

100 F Street, NE

Washington, DC 20549

Re:	State National Bancshares, Inc.
Amendment No. 1 to Form S-1, filed August 30, 2005
File No. 333-126793

Ladies and Gentlemen:

On behalf of our client, State National Bancshares, Inc. (the “Company”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 and the Company’s responses to your letter, dated September 13, 2005 (the “Comment Letter”) related to the comments of the staff (the “Staff”) of the Commission concerning Amendment No. 1 (“Amendment No. 1”) to the Company’s Form S-1.  Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for such information.

For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.  All references to page numbers in our discussion below each heading are to the pages in Amendment No. 2.  The references to page numbers in the headings are to Amendment No. 1.  For your convenience and in order to expedite your review, we have also included with this letter two (2) copies of Amendment No. 2 as filed and two (2) copies of the redlined version of Amendment No. 2 which is provided to show the revisions that have been made since the filing of Amendment No. 1.

The Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

Map

1.             The map on the inside cover page appears somewhat difficult to read.  Please advise.

Subject to certain limitations associated with filing in EDGAR, the resolution of the map has been increased to make it easier to read.  In addition, a copy of the map as it will appear in the final printed prospectus is included in Tab 1 to this letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Loan Losses, page 72

2.             We note your revised disclosure in response to comment 19 of our letter dated August 19, 2005.  Please revise to describe the general economic conditions and other factors that impacted your determination of the amount of your unallocated allowance for loan losses for each period presented.  Explain why your unallocated allowance as a percentage of your total allowance remained relatively unchanged from 2003 to 2004 in light of your disclosure that asset quality improved primarily due to improving business conditions and declining interest rates which increased asset valuations.

The Company has revised “Allowance for Loan Losses” on page 73 in response to the Staff’s comment.  The Company has added a specific cross reference to the section that discloses how the unallocated portion of the allowance for loan losses is calculated.  The Company has also added specific information to show the declining (improving) percentages of the unallocated portion of its allowance for loan losses compared to total loans.

Underwriting, page 19

3.             We note your response to our prior comment 25.  Please advise us how “related persons,” as used in the fourth paragraph, is being defined and consider adding clarifying disclosure.

In response to the Staff’s comment, page 119 has been revised to clarify the proposed participants in the directed share program.

4.             We note that on the indication of Interest Form for the Directed Share Program, participants are required to certify that they have “received and read” the preliminary prospectus.  It is our position that investors should not be required to certify to reading the prospectus.  Please revise this language.

The Indication of Interest Form has been revised to remove the requirement that investors certify to reading the prospectus.  Clean and redlined copies of the Indication of Interest Form are included in Tab 2 to this letter.

2

Audited Financial Statements

Restructuring/Merger Expenses, page F-18

5.             We note your supplemental response to comment 32 of our letter dated August 19, 2005.  Please tell us how you determined that consolidating your two separately chartered banks into one chartered bank is considered a business combination and not a restructuring.  Tell us how you considered the applicability of EITF Issue 94-3 and SFAS 146.  If you conclude the combination of two separately chartered banks was a restructuring of your existing business, please revise your financial statements and footnote disclosures, as necessary, to apply the guidance of EITF 94-3 and SFAS 146.

The response to comment 32 in our letter dated August 12, 2005 incorrectly stated that both the restructuring and merger expenses incurred were accounted for in accordance with SFAS No. 141, Business Combinations.  While the merger costs were accounted for in accordance with SFAS No. 141, Business Combinations, the restructuring costs associated with the consolidation of the two charters were considered restructuring charges and accounted for in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities.  As such, the Restructuring/Merger Expenses footnote on page F-19 has been revised to include all of the appropriate disclosures.

Note 4 – Loans and Allowance for Loan Losses, page F-21

6.             We note your response to comment 33 of our letter dated August 19, 2005.  We also note your disclosure on page 2 that you acquired Independent Bankshares (“IBK”) in August 2000.  In light of your disclosure that the discount is accreted into income over three years and the acquisition date of IBK, it is not clear why you have a purchase discount remaining as of December 31, 2004.  Please revise your disclosures to clarify.

In response to the Staff’s comment, the Company has revised “Loans and Allowance for Loan Losses” on page F-23 to reflect that the remaining life as of December 31, 2004 is three years.

If you have any questions or comments regarding the enclosed materials, please call me at (512) 499-3818,

Very truly yours,

/s/ Chet A. Fenimore
Chet A. Fenimore

cc:	Tom C. Nichols, State National Bancshares, Inc.
Charles E. Greef, Jenkens & Gilchrist, P.C.
Frank Ed Bayouth, II, Skadden, Arps, Slate, Meagher & Flom, LLP

3

		JUN - 04
	BRANCH	DEPOSITS
MARKET	COUNT	IN MARKET
		($000)
Tarrant County Market *	11	455,589
West Texas Market	14	429,967
Rio Grande Market	17	486,125
TOTAL	42

* Includes Heritage Branches

[KEEFE, BRUYETTE & WOODS, INC. LETTERHEAD]

[         ], 2005

Re:  State National Bancshares, Inc.

Ladies and Gentlemen:

In connection with the recent filing with the Securities and Exchange Commission (“SEC”) of a registration statement related to a proposed initial public offering (the “IPO”) of common stock of State National Bancshares, Inc. (the “Company”), we are sending you, at the Company’s request, a copy of the preliminary prospectus included in the registration statement.

The Company has instructed the underwriters to reserve up to ~~[•]~~112,000 shares for purchase by directors, officers, employees and related persons of the Company through a directed share program (the “Directed Share Program”).  The Company has contracted Keefe, Bruyette & Woods, Inc. (“Keefe”) to administer the Directed Share Program.  The Company may increase or decrease the number of shares reserved for purchase in the Directed Share Program.  If the total number of shares to be sold in the initial public offering increases or decreases, the number of shares reserved for the Directed Share Program may be increased or decreased.

There is no obligation to participate in the Directed Share Program.  However, should you wish to do so, please read carefully the enclosed preliminary prospectus and the other enclosed materials.

If you wish to participate in the Directed Share Program, you must indicate on the enclosed indication of interest form the number of shares you are interested in purchasing.  A minimum purchase of 100 shares is required.  Please note that we cannot assure you that you will receive all or any of the shares that you may request.  In addition, if you purchase any shares in the Directed Share Program, please understand that you will not be permitted to resell those shares, or any other shares of the Company that you own on the effective date of the registration statement or that you purchase in the Directed Share Program, for at least 180 days following the effective date.

Your indication of interest involves no obligation or commitment of any kind.  Accordingly, if you submit the required documentation indicating your interest in purchasing shares in the Directed Share Program and if shares are allocated to you, you will be contacted by Keefe after the registration statement relating to the shares has been declared effective and the offering has been priced in order to confirm the purchase price, number of shares allocated and other information.  Because your indication of interest is not a binding commitment, you may withdraw your indication of interest when you are asked by Keefe to confirm it, or at any earlier time.  If you confirm your intention to purchase, a copy of the final prospectus and a written confirmation will be sent to you.

As indicated on the cover page of the preliminary prospectus, it is currently anticipated that the initial offering price will be between $~~____~~24.00 and $~~____~~26.00 per share; however, the price range may change prior to the offering, and the actual price at which the common stock is offered to the public may be higher or lower than this range.  It is also currently anticipated that the offering will price during the week of [•], 2005, and payment for the shares will be due within three business days (the “Settlement Date”) of such pricing date. However, the pricing date of the offering could also change.

There is no obligation to participate in this Directed Share Program; however, should you wish to do so, please read carefully the enclosed preliminary prospectus relating to the offering and the attached general information and procedures memorandum.

The deadline for indications of interest is                          .  All indications of interest and other required documents must be received by us no later than this date.

If you have any questions regarding the offering or the Directed Share Program, please contact ~~James Stevens~~Troy Carlson or Andrea Kramer at Keefe at (212) 887-~~8938~~8901 or (212) 887-8906.

Very Truly Yours,

Keefe, Bruyette & Woods, Inc.

Please be advised that by sending these materials to you, neither the Company nor Keefe, Bruyette & Woods, Inc. is soliciting or encouraging your purchase of the Company’s shares or making any recommendations as to whether or not you should participate in the offering and, if you participate, how many shares you should purchase.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.  An indication of interest in response to this document will involve no obligation or commitment of any kind.  Your indication of interest is not a binding commitment and may be withdrawn when you are asked by Keefe, Bruyette & Woods, Inc. to confirm your indication of interest after the effective date of the registration statement or at any earlier time.

Investing in new issues is speculative and carries a high degree of risk.  Your decision to invest in new issues should be based on your independent review and consideration of your investment objectives, risk tolerance, financial condition and other individual investment considerations.  You are urged to read the enclosed preliminary prospectus in its entirety and to consult with your personal investment, tax and legal advisors.

GENERAL INFORMATION AND PROCEDURES

Enclosed are the following documents relating to the Directed Share Program:

1.                                       INDICATION OF INTEREST FORM:  This form is used to communicate the number of shares you would like to purchase.

2.                                       NASD IPO CERTIFICATION (NASD Rule 2790):  The rules of the NASD may preclude you from purchasing shares through the Directed Share Program.  Your completion of this certification will help us to determine whether you are eligible to participate in the program.

3.                                       NEW ACCOUNT INFORMATION FORM: To participate in the Directed Share Program, you must have a Keefe brokerage account.  Completing this form will allow Keefe to open an account for you.

4.                                       FORM W-9:  This form is required for taxpayer identification and certification.

5.                                       VALID PHOTO I.D:  Driver’s License or Passport

If you wish to participate in the Directed Share Program, all of the above documents must be either mailed or faxed so that they are received no later than [•], 2005, to your assigned Keefe, Bruyette & Woods contact person at:

Keefe, Bruyette & Woods, Inc.
787 Seventh Avenue, 4th Floor
New York, NY 10019
Attention: ~~James Stevens~~Troy Carlson or Andrea Kramer
By Facsimile Transmission (with originals to follow): (212) 582-5405
Confirm Receipt By Telephone:	~~James Stevens~~Troy Carlson (212) 887-~~8938~~8901 or
Andrea Kramer (212) 887-8906

If you send the documents via facsimile, you must call ~~James Stevens~~Troy Carlson (212-887-~~8938~~8901) or Andrea Kramer
(212-887-8906) to confirm receipt.

FREQUENTLY ASKED QUESTIONS

Who is eligible to participate in the Directed Share Program?

•          In connection with the offering, the Company has the option to direct a certain number of shares to selected directors, officers, employees and related persons of the Company.  You have been designated by the Company as a person who may be able to purchase shares in the offering.

•          Only those people designated by the Company are eligible to participate in the Directed Share Program; you may not designate additional people to participate.

•          You should be aware that, under rules of the NASD, Inc. (formerly, the “National Association of Securities Dealers, Inc.”), you must satisfy certain eligibility requirements in order to be able to purchase shares in the Directed Share Program.  If you do not satisfy these eligibility requirements, you will not be permitted to purchase shares in the Directed Share Program.  Completing the enclosed NASD IPO Certification will help us determine your eligibility.  It is important that you answer all of the questions completely and accurately.  Please pay particular attention to the defined terms indicated in bold, which will help you respond to the questions.

What do I need to do to participate in the Directed Share Program?

•          If after reading the preliminary prospectus, you have an interest in purchasing shares in the offering, you must complete the enclosed forms and mail or fax them to your assigned Keefe contact person so that they are received no later than [•], 2005.  If you send the documents via facsimile, you must call ~~James Stevens~~Troy Carlson (212-887-~~8938~~8901) or Andrea Kramer (212-887-8906) to confirm receipt.

•          You must have a Keefe brokerage account in order to participate in the Directed Share Program.  If you already have a Keefe account, you must still return the Indication of Interest Form and NASD IPO Certification to your assigned Keefe contact person.  You will, however, be permitted to purchase the shares through your existing Keefe account and will not be required to open a new account.  If you do not already have a Keefe brokerage account, please complete the New Account Information Form to open a brokerage account with Keefe.

•          In order to avoid United States backup withholding tax, you must provide Keefe with a signed and completed Internal Revenue Service Form W-9 (or substitute form).  A Form W-9 is included as part of the accompanying New Account Information Form.  You need not submit a Form W-9 if you already have a brokerage account with Keefe.  Failure to submit a Form W-9 (or substitute form) could result in a $50 penalty being imposed on you by the IRS and any payments of proceeds and/or dividends, if any, may be subject to a 28% United States backup withholding tax.

•          There are no fees to you involved in purchasing stock through the Directed Share Program, i.e., no account opening fees, no buying commission fees and no account maintenance fees.

What is the Indication of Interest Form?

•          The Indication of Interest Form is a non-binding indication of how many shares you would like to purchase in the offering.  It is only used to allocate the appropriate number of shares to the Directed Share Program.  No matter how many shares you indicate you may be interested in purchasing, you will not be bound to purchase any shares, or a particular number of shares, until you are notified of the price of the shares and confirm, at that time, the number of shares you wish to purchase.

How many shares can I purchase?

•          A minimum purchase of 100 shares is required.

•          There is not a maximum number of shares that you may request.  However, there is no assurance that you will receive all or any of the shares that you request.

•          Please be advised that by sending this letter to you, neither the Company nor Keefe is making any recommendation as to whether or not you should participate in the offering and, if you participate, how many shares you should elect to purchase.

•          An investment in common stock involves a high degree of risk and the Directed Share Program is not designed to capture potential short-term increases in the price of the common stock.

•          Once the stock has opened for trading, the market price of the common stock could fluctuate substantially down or up from the initial public offering price.  Before deciding whether to elect to purchase any shares, you are urged to read the enclosed prospectus in its entirety and to consult with your personal investment, tax and legal advisors.

•          You may only purchase shares for your own personal account (or a joint account with a member of your immediate family, in which case the joint account holder must sign the enclosed New Account Information Form and must also complete, sign and return a separate NASD IPO Certification) and not on behalf of any other person.

•          You may not purchase any shares on margin.

If I purchase shares in the Directed Share Program, will there be any restrictions on my ability to sell shares of the Company’s common stock that I own?

•          If you purchase shares of the Company’s common stock in the Directed Share program, then, for a period of 180 days following the effective date of the registration statement, you will not be able to sell, transfer, assign, pledge, or hypothecate (pledging of securities as collateral for loans made to purchase securities) any shares of the Company’s common stock that you own on the effective date of the registration statement or that you purchase in the Directed Share Program.

•          After the purchase is completed, any shares you purchased will be held in your Keefe account.  The Company will direct the transfer agent to place a stop transfer restriction upon all shares that you ~~own~~owned on the effective date or purchased in the Directed Share Program, including those held in other accounts, for the duration of the 180-day holding period and stock certificates will not be issued during such period.

•          If you wish to receive stock certificates after the 180 days, please contact your Keefe contact person who will explain the procedure for obtaining a stock certificate.  Once you have received the stock certificate, changes of name and/or address may be made by mailing the certificate; with a letter of instruction, to ~~American Stock~~Register & Transfer ~~& Trust~~ Company, the Transfer Agent.

•          You should consult with your own investment and legal advisors to learn more about these transfer restrictions and to determine whether you are subject to any additional restrictions on the sale of shares purchased by you in the Directed Share Program.

•          In addition, disposition of shares purchased by you under this Directed Share Program may have tax consequences.  You should consult with your tax advisor.

What will be the final price and when will it be determined?

•          It is currently anticipated that the initial offering price will be between $~~_____~~24.00 and $~~_____~~26.00 per share; however, the price range may be changed prior to the offering, and the actual offering price may be above or below this range.

•          The shares are expected to be listed on the Nasdaq National Market under the trading symbol “SNBI”.  The offering will be priced after the market closes on the day of pricing and the shares are expected to begin to trade the next day.  The price at which the shares trade on the Nasdaq National Market will be determined by market forces and may be lower than the initial offering price.

I’ve returned the necessary forms, what happens now?

•          When the offering is priced, the Company will determine the final allocation of shares among each person who returned an Indication of Interest form and the other required documents by the deadline.  Keefe will then call you and confirm the purchase price, number of shares allocated to you, your account number and other pertinent information.  However, your indication of interest is not a binding commitment and may be withdrawn when you are asked by Keefe to confirm it or at any earlier time.

•          If you confirm your intention to purchase, a copy of the final prospectus and a written confirmation will be sent to you.  Once you orally confirm your purchase, you will be obligated to purchase the number of shares confirmed.

•          Please note that there must be an oral confirmation of your intention to purchase.  If a Keefe representative is unable to contact you within 24 hours after pricing of the offering, any shares allocated for purchase by you may, at Keefe’s discretion, be made available for purchase by the general public or reallocated to other Directed Share Program participants.

How and when do I pay for my shares?

•          All shares purchased through the Directed Share Program will be purchased at the initial public offering price.  The price per share does not provide participants with any discount from the initial public offering price.

•          Full payment of the purchase price for your shares must be received by Keefe by the Settlement Date, which will be three business days after the pricing date.  Please do not send money to Keefe until your allocation of shares and the purchase price have been confirmed to you.

•          Please mail checks directly to your assigned Keefe contact person, even if you already have an existing Keefe account.

•          Checks must be made payable to the clearing firm, PERSHING LLC.  Write your Keefe account number on the face of your check.  Third party checks (checks drawn by a payor other than the account name) are not acceptable.  If your payment is not received by the Settlement Date, the Company may reallocate your shares to other Directed Share Program participants or to the general public.

•          U.S. federal funds wires will also be accepted.  Your Keefe contact person will work with you if you wish to pay by wire.

If I have further questions, whom should I call?

•          If you have any questions regarding the offering or the Directed Share Program, please contact ~~James Stevens~~Troy Carlson at Keefe at (212) 887-~~8938~~8901 or Andrea Kramer at (212) 887-8906.

Please be advised that by sending these materials to you, neither the Company nor Keefe, Bruyette & Woods, Inc. is soliciting or encouraging your purchase of the Company’s shares or making any recommendations as to whether or not you should participate in the offering and, if you participate, how many shares you should purchase.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.  An indication of interest in response to this document will involve no obligation or commitment of any kind.  Your indication of interest is not a binding commitment and may be withdrawn when you are asked by Keefe, Bruyette & Woods, Inc. to confirm your indication of interest after the effective date of the registration statement or at any earlier time.

Investing in new issues is speculative and carries a high degree of risk.  Your decision to invest in new issues should be based on your independent review and consideration of your investment objectives, risk tolerance, financial condition and other individual investment considerations.  You are urged to read the enclosed preliminary prospectus in its entirety and to consult with your personal investment, tax and legal advisors.

INDICATION OF INTEREST FORM

I wish to indicate an interest in purchasing shares (the “Shares”) of common stock of State National Bancshares, Inc. at the initial public offering price and request that the number of Shares indicated below be reserved for me.

Number of Shares Desired:		(100 share minimum)

Legal Name (Mr./Mrs./Ms.):

Home Address:
number & street		city, state and zip

Home Tele.:	Business Tele.:

Fax Number:	E-mail Address:

Cell Phone:

Are you an employee, officer or director of State National Bancshares, Inc. or any of its subsidiaries or the owner of 10% or more of State National Bancshares common stock?: _

If yes, please indicate your position and/or ownership:

If you are not an employee, officer or director of State National Bancshares, Inc., describe your relationship with the Company:

Are you a corporate officer or director of any company or owner of 10% or more of any company’s securities?:

If yes, please indicate which companies and your position and/or ownership:

☐ I have an existing brokerage account with Keefe, Bruyette & Woods, Inc. (“Keefe”) and the account number and the name of my Keefe contact is provided in the spaces below:

Account No.:	Name of Keefe Contact:

☐ I do not have an existing brokerage account with Keefe. I have completed and will return the enclosed New Account Information Form.

I acknowledge, certify and agree that:

1.               I have received ~~and read~~ a copy of the preliminary prospectus for State National Bancshares, Inc., dated [•], 2005.

2.               I am not assured of obtaining any or all of the number of Shares requested hereby, and I will be notified of the number of Shares available for purchase by me.

3.               I will purchase the Shares requested for my own personal account (or a joint account with a member of my immediate family) and not on behalf of any other person.

4.               I am aware that no offer to buy any of the Shares can be accepted and no part of the purchase price can be received by Keefe until the registration statement covering the proposed offering (the “Registration Statement”) has been declared effective by the United States Securities and Exchange Commission and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of your acceptance given after the effective date of the Registration Statement.

5.               This indication of interest involves no obligation or commitment of any kind, and by completing this form, I am not binding myself to purchase any Shares.  I understand that the purpose of this form is to provide some indication of how many Shares may be requested by participants of this Directed Share Program and that I will be notified of the number of Shares which are available for purchase by me.  I understand that my indication of interest is not a binding commitment and may be withdrawn when I am asked by Keefe to confirm it or at any earlier time.  I am also aware that full payment, in United States dollars, for the purchase price of the Shares allotted to me will be required within three business days after the pricing of the offering.

6.               I understand that after the registration statement covering the proposed offering becomes effective, a copy of the prospectus in final form (the “Final Prospectus”) will be provided to me.  The Final Prospectus will contain the price and other information which cannot be determined at this time.

7.               I understand that an arrangement has been made with Keefe to act as the administrative agent for the Directed Share Program, and that when a registration statement of the proposed offering becomes effective, I will be contacted by a Keefe representative to arrange for the purchase of the number of Shares requested by me or such lesser number of Shares as may be allocated to me.

8.               I understand that, in order to purchase Shares pursuant to the Directed Share Program, I must meet certain eligibility requirements under rules of the NASD, Inc. (formerly, the “National Association of Securities Dealers, Inc.”).  I understand that if I do not meet these eligibility requirements, I will not be permitted to purchase Shares in the Directed Share Program.

9.               I understand that I will not be able to sell, transfer, assign, pledge, or hypothecate (pledging of securities as collateral for loans made to purchase securities) the Shares or any other shares that I own on the effective date of the registration statement for a period of 180 days following the effective date of the registration statement (the “Restricted Period”).  I understand that after the purchase is completed, any Shares I purchased will be held in my Keefe account, that the Company will direct the transfer agent to place a stop transfer restriction upon the Shares and all other shares that I own~~, including~~ on the ~~Shares,effective~~ date for the duration of the Restricted Period and that stock certificates will not be issued during such period.  I further understand that, to permit compliance with applicable provisions of NASD Conduct Rule 2711(f), if: (1)

during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the Restricted Period and ends on the last day of the Restricted Period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the Restricted Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Restricted Period, then the Restricted Period shall continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to the Company occurs, and the Company shall so notify the transfer agent of such extension of the Restricted Period.

By signing below, I certify that all the information that I have provided on this form is complete and accurate.

Print Name(s)	Signature(s)	Date

(Joint accounts require both signatures)

Please be advised that by sending these materials to you, neither the Company nor Keefe, Bruyette & Woods, Inc. is soliciting or encouraging your purchase of the Company’s shares or making any recommendations as to whether or not you should participate in the offering and, if you participate, how many shares you should purchase.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.  An indication of interest in response to this document will involve no obligation or commitment of any kind.  Your indication of interest is not a binding commitment and may be withdrawn when you are asked by Keefe, Bruyette & Woods, Inc. to confirm your indication of interest after the effective date of the registration statement or at any earlier time.

Investing in new issues is speculative and carries a high degree of risk.  Your decision to invest in new issues should be based on your independent review and consideration of your investment objectives, risk tolerance, financial condition and other individual investment considerations.  You are urged to read the enclosed preliminary prospectus in its entirety and to consult with your personal investment, tax and legal advisors.

[KEEFE, BRUYETTE & WOODS, INC. LETTERHEAD]

[           ], 2005

Re:  State National Bancshares, Inc.

Ladies and Gentlemen:

In connection with the recent filing with the Securities and Exchange Commission (“SEC”) of a registration statement related to a proposed initial public offering (the “IPO”) of common stock of State National Bancshares, Inc. (the “Company”), we are sending you, at the Company’s request, a copy of the preliminary prospectus included in the registration statement.

The Company has instructed the underwriters to reserve up to 112,000 shares for purchase by directors, officers, employees and related persons of the Company through a directed share program (the “Directed Share Program”).  The Company has contracted Keefe, Bruyette & Woods, Inc. (“Keefe”) to administer the Directed Share Program.  The Company may increase or decrease the number of shares reserved for purchase in the Directed Share Program.  If the total number of shares to be sold in the initial public offering increases or decreases, the number of shares reserved for the Directed Share Program may be increased or decreased.

There is no obligation to participate in the Directed Share Program.  However, should you wish to do so, please read carefully the enclosed preliminary prospectus and the other enclosed materials.

If you wish to participate in the Directed Share Program, you must indicate on the enclosed indication of interest form the number of shares you are interested in purchasing.  A minimum purchase of 100 shares is required.  Please note that we cannot assure you that you will receive all or any of the shares that you may request.  In addition, if you purchase any shares in the Directed Share Program, please understand that you will not be permitted to resell those shares, or any other shares of the Company that you own on the effective date of the registration statement or that you purchase in the Directed Share Program, for at least 180 days following the effective date.

Your indication of interest involves no obligation or commitment of any kind.  Accordingly, if you submit the required documentation indicating your interest in purchasing shares in the Directed Share Program and if shares are allocated to you, you will be contacted by Keefe after the registration statement relating to the shares has been declared effective and the offering has been priced in order to confirm the purchase price, number of shares allocated and other information.  Because your indication of interest is not a binding commitment, you may withdraw your indication of interest when you are asked by Keefe to confirm it, or at any earlier time.  If you confirm your intention to purchase, a copy of the final prospectus and a written confirmation will be sent to you.

As indicated on the cover page of the preliminary prospectus, it is currently anticipated that the initial offering price will be between $24.00 and $26.00 per share; however, the price range may change prior to the offering, and the actual price at which the common stock is offered to the public may be higher or lower than this range.  It is also currently anticipated that the offering will price during the week of [•], 2005, and payment for the shares will be due within three business days (the “Settlement Date”) of such pricing date. However, the pricing date of the offering could also change.

There is no obligation to participate in this Directed Share Program; however, should you wish to do so, please read carefully the enclosed preliminary prospectus relating to the offering and the attached general information and procedures memorandum.

The deadline for indications of interest is                       .  All indications of interest and other required documents must be received by us no later than this date.

If you have any questions regarding the offering or the Directed Share Program, please contact Troy Carlson or Andrea Kramer at Keefe at (212) 887-8901 or (212) 887-8906.

Very Truly Yours,

Keefe, Bruyette & Woods, Inc.

Please be advised that by sending these materials to you, neither the Company nor Keefe, Bruyette & Woods, Inc. is soliciting or encouraging your purchase of the Company’s shares or making any recommendations as to whether or not you should participate in the offering and, if you participate, how many shares you should purchase.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.  An indication of interest in response to this document will involve no obligation or commitment of any kind.  Your indication of interest is not a binding commitment and may be withdrawn when you are asked by Keefe, Bruyette & Woods, Inc. to confirm your indication of interest after the effective date of the registration statement or at any earlier time.

Investing in new issues is speculative and carries a high degree of risk.  Your decision to invest in new issues should be based on your independent review and consideration of your investment objectives, risk tolerance, financial condition and other individual investment considerations.  You are urged to read the enclosed preliminary prospectus in its entirety and to consult with your personal investment, tax and legal advisors.

GENERAL INFORMATION AND PROCEDURES

Enclosed are the following documents relating to the Directed Share Program:

1.                                       INDICATION OF INTEREST FORM:  This form is used to communicate the number of shares you would like to purchase.

2.                                       NASD IPO CERTIFICATION (NASD Rule 2790):  The rules of the NASD may preclude you from purchasing shares through the Directed Share Program.  Your completion of this certification will help us to determine whether you are eligible to participate in the program.

3.                                       NEW ACCOUNT INFORMATION FORM: To participate in the Directed Share Program, you must have a Keefe brokerage account.  Completing this form will allow Keefe to open an account for you.

4.                                       FORM W-9:  This form is required for taxpayer identification and certification.

5.                                       VALID PHOTO I.D:  Driver’s License or Passport

If you wish to participate in the Directed Share Program, all of the above documents must be either mailed or faxed so that they are received no later than [•], 2005, to your assigned Keefe, Bruyette & Woods contact person at:

Keefe, Bruyette & Woods, Inc.
787 Seventh Avenue, 4th Floor
New York, NY 10019
Attention: Troy Carlson or Andrea Kramer
By Facsimile Transmission (with originals to follow): (212) 582-5405
Confirm Receipt By Telephone:	Troy Carlson (212) 887-8901 or
Andrea Kramer (212) 887-8906

If you send the documents via facsimile, you must call Troy Carlson (212-887-8901) or Andrea Kramer (212-887-8906) to confirm receipt.

FREQUENTLY ASKED QUESTIONS

Who is eligible to participate in the Directed Share Program?

•                  In connection with the offering, the Company has the option to direct a certain number of shares to selected directors, officers, employees and related persons of the Company.  You have been designated by the Company as a person who may be able to purchase shares in the offering.

•                  Only those people designated by the Company are eligible to participate in the Directed Share Program; you may not designate additional people to participate.

•                  You should be aware that, under rules of the NASD, Inc. (formerly, the “National Association of Securities Dealers, Inc.”), you must satisfy certain eligibility requirements in order to be able to purchase shares in the Directed Share Program.  If you do not satisfy these eligibility requirements, you will not be permitted to purchase shares in the Directed Share Program.  Completing the enclosed NASD IPO Certification will help us determine your eligibility.  It is important that you answer all of the questions completely and accurately.  Please pay particular attention to the defined terms indicated in bold, which will help you respond to the questions.

What do I need to do to participate in the Directed Share Program?

•                  If after reading the preliminary prospectus, you have an interest in purchasing shares in the offering, you must complete the enclosed forms and mail or fax them to your assigned Keefe contact person so that they are received no later than [•], 2005.  If you send the documents via facsimile, you must call Troy Carlson (212-887-8901) or Andrea Kramer (212-887-8906) to confirm receipt.

•                  You must have a Keefe brokerage account in order to participate in the Directed Share Program.  If you already have a Keefe account, you must still return the Indication of Interest Form and NASD IPO Certification to your assigned Keefe contact person.  You will, however, be permitted to purchase the shares through your existing Keefe account and will not be required to open a new account.  If you do not already have a Keefe brokerage account, please complete the New Account Information Form to open a brokerage account with Keefe.

•                  In order to avoid United States backup withholding tax, you must provide Keefe with a signed and completed Internal Revenue Service Form W-9 (or substitute form).  A Form W-9 is included as part of the accompanying New Account Information Form.  You need not submit a Form W-9 if you already have a brokerage account with Keefe.  Failure to submit a Form W-9 (or substitute form) could result in a $50 penalty being imposed on you by the IRS and any payments of proceeds and/or dividends, if any, may be subject to a 28% United States backup withholding tax.

•                  There are no fees to you involved in purchasing stock through the Directed Share Program, i.e., no account opening fees, no buying commission fees and no account maintenance fees.

What is the Indication of Interest Form?

•                  The Indication of Interest Form is a non-binding indication of how many shares you would like to purchase in the offering.  It is only used to allocate the appropriate number of shares to the Directed Share Program.  No matter how many shares you indicate you may be interested in purchasing, you will not be bound to purchase any shares, or a particular number of shares, until you are notified of the price of the shares and confirm, at that time, the number of shares you wish to purchase.

How many shares can I purchase?

•                  A minimum purchase of 100 shares is required.

•                  There is not a maximum number of shares that you may request.  However, there is no assurance that you will receive all or any of the shares that you request.

•                  Please be advised that by sending this letter to you, neither the Company nor Keefe is making any recommendation as to whether or not you should participate in the offering and, if you participate, how many shares you should elect to purchase.

•                  An investment in common stock involves a high degree of risk and the Directed Share Program is not designed to capture potential short-term increases in the price of the common stock.

•                  Once the stock has opened for trading, the market price of the common stock could fluctuate substantially down or up from the initial public offering price.  Before deciding whether to elect to purchase any shares, you are urged to read the enclosed prospectus in its entirety and to consult with your personal investment, tax and legal advisors.

•                  You may only purchase shares for your own personal account (or a joint account with a member of your immediate family, in which case the joint account holder must sign the enclosed New Account Information Form and must also complete, sign and return a separate NASD IPO Certification) and not on behalf of any other person.

•                  You may not purchase any shares on margin.

If I purchase shares in the Directed Share Program, will there be any restrictions on my ability to sell shares of the Company’s common stock that I own?

•                  If you purchase shares of the Company’s common stock in the Directed Share program, then, for a period of 180 days following the effective date of the registration statement, you will not be able to sell, transfer, assign, pledge, or hypothecate (pledging of securities as collateral for loans made to purchase securities) any shares of the Company’s common stock that you own on the effective date of the registration statement or that you purchase in the Directed Share Program.

•                  After the purchase is completed, any shares you purchased will be held in your Keefe account.  The Company will direct the transfer agent to place a stop transfer restriction upon all shares that you owned on the effective date or purchased in the Directed Share Program, including those held in other accounts, for the duration of the 180-day holding period and stock certificates will not be issued during such period.

•                  If you wish to receive stock certificates after the 180 days, please contact your Keefe contact person who will explain the procedure for obtaining a stock certificate.  Once you have received the stock certificate, changes of name and/or address may be made by mailing the certificate; with a letter of instruction, to Register & Transfer Company, the Transfer Agent.

•                  You should consult with your own investment and legal advisors to learn more about these transfer restrictions and to determine whether you are subject to any additional restrictions on the sale of shares purchased by you in the Directed Share Program.

•                  In addition, disposition of shares purchased by you under this Directed Share Program may have tax consequences.  You should consult with your tax advisor.

What will be the final price and when will it be determined?

•                  It is currently anticipated that the initial offering price will be between $24.00 and $26.00 per share; however, the price range may be changed prior to the offering, and the actual offering price may be above or below this range.

•                  The shares are expected to be listed on the Nasdaq National Market under the trading symbol “SNBI”.  The offering will be priced after the market closes on the day of pricing and the shares are expected to begin to trade the next day.  The price at which the shares trade on the Nasdaq National Market will be determined by market forces and may be lower than the initial offering price.

I’ve returned the necessary forms, what happens now?

•                  When the offering is priced, the Company will determine the final allocation of shares among each person who returned an Indication of Interest form and the other required documents by the deadline.  Keefe will then call you and confirm the purchase price, number of shares allocated to you, your account number and other pertinent information.  However, your indication of interest is not a binding commitment and may be withdrawn when you are asked by Keefe to confirm it or at any earlier time.

•                  If you confirm your intention to purchase, a copy of the final prospectus and a written confirmation will be sent to you.  Once you orally confirm your purchase, you will be obligated to purchase the number of shares confirmed.

•                  Please note that there must be an oral confirmation of your intention to purchase.  If a Keefe representative is unable to contact you within 24 hours after pricing of the offering, any shares allocated for purchase by you may, at Keefe’s discretion, be made available for purchase by the general public or reallocated to other Directed Share Program participants.

How and when do I pay for my shares?

•                  All shares purchased through the Directed Share Program will be purchased at the initial public offering price.  The price per share does not provide participants with any discount from the initial public offering price.

•                  Full payment of the purchase price for your shares must be received by Keefe by the Settlement Date, which will be three business days after the pricing date.  Please do not send money to Keefe until your allocation of shares and the purchase price have been confirmed to you.

•                  Please mail checks directly to your assigned Keefe contact person, even if you already have an existing Keefe account.

•                  Checks must be made payable to the clearing firm, PERSHING LLC.  Write your Keefe account number on the face of your check.  Third party checks (checks drawn by a payor other than the account name) are not acceptable.  If your payment is not received by the Settlement Date, the Company may reallocate your shares to other Directed Share Program participants or to the general public.

•                  U.S. federal funds wires will also be accepted.  Your Keefe contact person will work with you if you wish to pay by wire.

If I have further questions, whom should I call?

•                  If you have any questions regarding the offering or the Directed Share Program, please contact Troy Carlson at Keefe at (212) 887-8901 or Andrea Kramer at (212) 887-8906.

Please be advised that by sending these materials to you, neither the Company nor Keefe, Bruyette & Woods, Inc. is soliciting or encouraging your purchase of the Company’s shares or making any recommendations as to whether or not you should participate in the offering and, if you participate, how many shares you should purchase.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.  An indication of interest in response to this document will involve no obligation or commitment of any kind.  Your indication of interest is not a binding commitment and may be withdrawn when you are asked by Keefe, Bruyette & Woods, Inc. to confirm your indication of interest after the effective date of the registration statement or at any earlier time.

Investing in new issues is speculative and carries a high degree of risk.  Your decision to invest in new issues should be based on your independent review and consideration of your investment objectives, risk tolerance, financial condition and other individual investment considerations.  You are urged to read the enclosed preliminary prospectus in its entirety and to consult with your personal investment, tax and legal advisors.

INDICATION OF INTEREST FORM

I wish to indicate an interest in purchasing shares (the “Shares”) of common stock of State National Bancshares, Inc. at the initial public offering price and request that the number of Shares indicated below be reserved for me.

Number of Shares Desired:		(100 share minimum)

Legal Name (Mr./Mrs./Ms.):

Home Address:
number & street		city, state and zip

Home Tele.:	Business Tele.:

Fax Number:	E-mail Address:

Cell Phone:

Are you an employee, officer or director of State National Bancshares, Inc. or any of its subsidiaries or the owner of 10% or more of State National Bancshares common stock?: _

If yes, please indicate your position and/or ownership:

If you are not an employee, officer or director of State National Bancshares, Inc., describe your relationship with the Company:

Are you a corporate officer or director of any company or owner of 10% or more of any company’s securities?:

If yes, please indicate which companies and your position and/or ownership:

☐ I have an existing brokerage account with Keefe, Bruyette & Woods, Inc. (“Keefe”) and the account number and the name of my Keefe contact is provided in the spaces below:

Account No.:	Name of Keefe Contact:

☐ I do not have an existing brokerage account with Keefe. I have completed and will return the enclosed New Account Information Form.

I acknowledge, certify and agree that:

1.               I have received a copy of the preliminary prospectus for State National Bancshares, Inc., dated [•], 2005.

2.               I am not assured of obtaining any or all of the number of Shares requested hereby, and I will be notified of the number of Shares available for purchase by me.

3.               I will purchase the Shares requested for my own personal account (or a joint account with a member of my immediate family) and not on behalf of any other person.

4.               I am aware that no offer to buy any of the Shares can be accepted and no part of the purchase price can be received by Keefe until the registration statement covering the proposed offering (the “Registration Statement”) has been declared effective by the United States Securities and Exchange Commission and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of your acceptance given after the effective date of the Registration Statement.

5.               This indication of interest involves no obligation or commitment of any kind, and by completing this form, I am not binding myself to purchase any Shares.  I understand that the purpose of this form is to provide some indication of how many Shares may be requested by participants of this Directed Share Program and that I will be notified of the number of Shares which are available for purchase by me.  I understand that my indication of interest is not a binding commitment and may be withdrawn when I am asked by Keefe to confirm it or at any earlier time.  I am also aware that full payment, in United States dollars, for the purchase price of the Shares allotted to me will be required within three business days after the pricing of the offering.

6.               I understand that after the registration statement covering the proposed offering becomes effective, a copy of the prospectus in final form (the “Final Prospectus”) will be provided to me.  The Final Prospectus will contain the price and other information which cannot be determined at this time.

7.               I understand that an arrangement has been made with Keefe to act as the administrative agent for the Directed Share Program, and that when a registration statement of the proposed offering becomes effective, I will be contacted by a Keefe representative to arrange for the purchase of the number of Shares requested by me or such lesser number of Shares as may be allocated to me.

8.               I understand that, in order to purchase Shares pursuant to the Directed Share Program, I must meet certain eligibility requirements under rules of the NASD, Inc. (formerly, the “National Association of Securities Dealers, Inc.”).  I understand that if I do not meet these eligibility requirements, I will not be permitted to purchase Shares in the Directed Share Program.

9.               I understand that I will not be able to sell, transfer, assign, pledge, or hypothecate (pledging of securities as collateral for loans made to purchase securities) the Shares or any other shares that I own on the effective date of the registration statement for a period of 180 days following the effective date of the registration statement (the “Restricted Period”).  I understand that after the purchase is completed, any Shares I purchased will be held in my Keefe account, that the Company will direct the transfer agent to place a stop transfer restriction upon the Shares and all other shares that I own on the effective date for the duration of the Restricted Period and that stock certificates will not be issued during such period.  I further understand that, to permit compliance with applicable provisions of NASD Conduct Rule 2711(f), if: (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the Restricted Period and ends on the last day of the Restricted Period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the Restricted Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Restricted Period, then the Restricted Period shall continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to the Company occurs, and the Company shall so notify the transfer agent of such extension of the Restricted Period.

By signing below, I certify that all the information that I have provided on this form is complete and accurate.

Print Name(s)	Signature(s)	Date

(Joint accounts require both signatures)

Please be advised that by sending these materials to you, neither the Company nor Keefe, Bruyette & Woods, Inc. is soliciting or encouraging your purchase of the Company’s shares or making any recommendations as to whether or not you should participate in the offering and, if you participate, how many shares you should purchase.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.  An indication of interest in response to this document will involve no obligation or commitment of any kind.  Your indication of interest is not a binding commitment and may be withdrawn when you are asked by Keefe, Bruyette & Woods, Inc. to confirm your indication of interest after the effective date of the registration statement or at any earlier time.

Investing in new issues is speculative and carries a high degree of risk.  Your decision to invest in new issues should be based on your independent review and consideration of your investment objectives, risk tolerance, financial condition and other individual investment considerations.  You are urged to read the enclosed preliminary prospectus in its entirety and to consult with your personal investment, tax and legal advisors.